UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:		June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________________________________
PART I — REGISTRANT INFORMATION

Evolv Technologies Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

500 Totten Pond Road, 4th Floor
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

In connection with the preparation of its financial statements as of and for the three and six months ended June 30, 2022, management of Evolv Technologies Holdings, Inc. (the “Company”) has identified certain immaterial errors in the Company’s historical financial statements and is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Form 10-Q”). The Company requires additional time to finalize its financial statements and disclosures and the related impact to its internal controls over financial reporting to be filed as part of the Form 10-Q including the impact of the errors to certain prior period financial information, including the following: (a) certain expenses that were cost of subscription revenue related and cost of service revenue related were inaccurately classified as sales and marketing expenses on the consolidated statements of operations and comprehensive loss, (b) certain equipment under lease or held for lease was inaccurately classified as inventory on the consolidated balance sheets and a portion of the cash outflows related to the equipment under lease or held for lease were misclassified between operating and investing cash flows on the consolidated statements of cash flows, and (c) the vesting of certain warrants was not accounted for accurately. Additionally, the Company has made adjustments to correct for other previously identified immaterial errors.

The identified errors impacted the Company’s previously issued 2020 annual financial statements, 2021 quarterly and annual financial statements and its quarterly financial statements for the three months ended March 31, 2022.

The Company expects to file the Form 10-Q prior to the end of the 5-day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Mark Donohue	781	374-8100
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).              Yes ☑ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?         Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company furnished as Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2022, a press release disclosing the Company’s preliminary and unaudited results for the quarter ended June 30, 2022.

FORWARD LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Form 12b-25 may be forward-looking statements. The above statements regarding the correction of errors in the Company’s financial statements, as well as the nature of the revisions and their effect on any periodic filings with the SEC, including the timing of filing such reports, constitute forward-looking statements that are based on our current expectations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation the important factors discussed in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 as updated in our other filings with the SEC. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Form 12b-25, whether as a result of any new information, future events or otherwise.
___________________________________________________________________________

GENERAL

Evolv Technologies Holdings, Inc.
(Name of Registrant as Speciﬁed in Charter)
has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2022	By:	/s/ Mark Donohue
Mark Donohue
Chief Financial Officer